Filed Pursuant To Rule 433
Registration No. 333-153150
February 18, 2009

DATE	02/18/2009
TIME	08:00 — 09:00
STATION	Business News Network(—) (—)
LOCATION	National Canada
PROGRAM	The Street
BROADCAST TRANSCRIPT
MICHAEL KANE, host:
Gold flirting with $1000 an ounce. The World Gold Council says demand for bullion remains hotter than ever. We’ll be talking to George Milling-Stanley in New York about who is buying now.
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(Unrelated Material)
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KANE: Gold is down $3.90 right now. That is a bit of a reversal from earlier this hour. 963.60 the out. We’ll find out what is driving gold when we speak with George Milling-Stanley managing director of the World Gold Council in just about 20 minutes time.
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KANE: I just want correct something I said about 20 minutes ago when I was giving the futures. I was talking about gold being around $963 an ounce. In fact, those gold contracts trading on the COMEX are done in—in hundred ounce contracts, OK? So that’s the price for 100 ounces. Nonetheless, the latest report from the World Gold Council shows that investors have bought more than $100 billion worth of gold assets, the highest value ever recorded. So for some insight on who’s buying and why, we are joined from New York by George Milling-Stanley, managing director at the World Gold Council.
Good to see you, George.
Mr. GEORGE MILLING-STANLEY (World Gold Council): Hello, Michael.
KANE: Where is the big demand coming? Is it coming from industry? Is it coming from—through ETFs, other places?
Mr. MILLING-STANLEY: It’s coming from investors across the board, Michael. We—given the—the very high price and the high volatility in the price we saw some downturns in jewelry demand in one or two countries, the more price sensitive ones. And I think lower levels of economic activity in the industrialized world meant—meant somewhat of a reduction in industrial demand. But—but investment has more than taken up the slack. This is gold exchange traded funds, the new vehicles, but it’s also in the traditional bars and coins, which were once again, exceptionally strong. We’ve seen good growth throughout the year on this, and investment demand has continued to grow even into the first quarter of this year, too. So that was what—what really made the difference.
KANE: OK. We’ve got a chart actually showing the amount of gold sold in tons. Interesting that the price has gone up, but the actual tonnage has gone down. What’s going on here?

Mr. MILLING-STANLEY: Yeah, over the year as a whole the tonnage was up very, very slightly. But obviously, with a much higher price the dollar value was up a good deal, up 29 percent in fact, as you say to more than $100—$100 billion US dollars, which is the highest we’ve ever recorded for a full year. That’s really essentially the story. The higher price did choke off some jewelry demand and some industrial demand, but it encouraged investors. And with the higher prices continuing into the beginning months of 2009, we’ve seen continued very, very strong growth. The—the gold exchange-traded fund that we launched on the New York Stock Exchange GLD, Spider Gold shares yesterday reached more than 1000 metric tonnes of gold backing those shares in issue. That’s another milestone for GLD.
KANE: Certainly, gold is very important to the Toronto stock market. You can really see the movement when gold prices spike or gold mining companies go up here. Is this going to be the story as the recession deepens worldwide? Are we going to see this like for another year or two years?
Mr. MILLING-STANLEY: I don’t know how long this—this—this current array of problems is going to go on, but I don’t believe that we’ve actually found all the solutions as of yet, and we certainly haven’t been able to implement all those solutions worldwide. So we’re probably going to see real problems in the economy for quite sometime to come. That will continue to hurt jewelry demand and probably industrial consumption as well, although gold’s unique attributes in a lot of functions means that it’s pretty much irreplaceable in some industrial functions.
But we will I think against that background we’ll see continued very strong investor demand. And it’s all around the world. I think people are looking for a safe haven from the problems they see in the rest of the economy. But also, more and more people are coming to a belief, the—of the diversification benefits that gold can lend to a portfolio. So you’ve got some tactical investment moving into—into gold, but you’ve also got a lot of long-term strategic buying as well. So I think that—that bodes very well for the future of the gold price.
KANE: When I’m driving into work in the morning I hear commercials on the radio for—for outfits. I think Peters—Not Peters, but Blanchard & Company in the states as one, saying own the physical gold. Is that—is that—is it really popular that way?
Mr. MILLING-STANLEY: There’s no question that there are a lot of people who—who are very sensitive to the visceral appeal of being able to—to hold and touch their gold investments. I don’t think there’s any bad way to gain exposure to the gold price. If that’s what people want to do, then that’s—that’s perfectly fine and they should be allowed to do so. I don’t think that there are that many restrictions in the world anymore anyway.
But more and more, the sophisticated investors are turning to tools like the gold exchange traded fund, where all of those shares are backed by physical gold held in a vault. But the investor doesn’t have the, for some people, the perceived inconvenience of actually having to take care of that gold himself, in terms of storage, custody, insurance and all those other little costs that—that can really eat into the value of your investments. So more and more we’re seeing people use the ETFS.
KANE: OK, yeah, very popular. Great to get your insight. Thanks for your time this morning, George.
Mr. MILLING-STANLEY: Thank you very much, Michael.
KANE: Our guest has been George Milling-Stanley, managing director of the World Gold Council.

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